(m)(1)(i)

May 1, 2017

Voya Government Money Market Portfolio

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the Voya Government Money Market Portfolio Class S Second Amended and Restated Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID for Voya Government Money Market Portfolio (“the Portfolio”) pursuant to the Voya Government Money Market Portfolio Second Amended and Restated Distribution Plan (the “Plan”), in an amount equal to 0.10% per annum on the average daily net assets attributable to Class S Shares of the Portfolio, as if the distribution fee specified in the Plan were 0.15%.

By this letter, we agree to waive this amount for the period from May 1, 2017 through May 1, 2018.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Government Money Market Portfolio.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

INVESTMENT MANAGEMENT voyainvestments.com

May 1, 2017

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
Voya Investments Distributor, LLC

Agreed and Accepted:

Voya Government Money Market Portfolio

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

INVESTMENT MANAGEMENT voyainvestments.com